Exhibit 99.3

SHAREHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

INTEROIL CORPORATION

AND

COMPUTERSHARE INVESTOR SERVICES INC.

Made as of April 24, 2013

Exhibit 99.3

TABLE OF CONTENTS

Article 1
INTERPRETATION

1.1	Certain Definitions	1
1.2	Currency	15
1.3	Number and Gender	15
1.4	Sections and Headings	15
1.5	Statutory References	15
1.6	Determination of Percentage Ownership	16
1.7	Acting Jointly or in Concert	16
1.8	Generally Accepted Accounting Principles	16

Article 2
THE RIGHTS

2.1	Legend on Common Share Certificates	17
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	18
2.3	Adjustments to Exercise Price; Number of Rights	21
2.4	Date on Which Exercise is Effective	26
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	26
2.6	Registration, Transfer and Exchange	27
2.7	Mutilated, Lost, Stolen and Destroyed Rights Certificates	27
2.8	Persons Deemed Owners	28
2.9	Delivery and Cancellation of Certificates	28
2.10	Agreement of Rights Holders	29
2.11	Exclusion of Warranty by Rights Agent	30

Article 3
ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event	30
3.2	Fiduciary Duties of the Board of Directors	31

Article 4
THE RIGHTS AGENT

4.1	General	32
4.2	Merger, Amalgamation, Consolidation or Change of Name of Rights Agent	33
4.3	Duties of Rights Agent	33
4.4	Change of Rights Agent	36
4.5	Compliance with Anti-Money Laundering Legislation	36
4.6	Compliance with Privacy Legislation	36

Article 5
MISCELLANEOUS
5.1	Redemption and Waiver	37
5.2	Expiration	39

5.3	Issuance of New Rights Certificates	40
5.4	Supplements and Amendments	40
5.5	Fractional Rights and Fractional Shares	42
5.6	Rights of Action	43
5.7	Holder of Rights Not Deemed a Shareholder	43
5.8	Notice of Proposed Actions	43
5.9	Notices	43
5.10	Costs of Enforcement	44
5.11	Regulatory Approvals	44
5.12	Declaration as to Non-Canadian and Non-United States Holders	45
5.13	Successors	45
5.14	Benefits of this Agreement	45
5.15	Shareholder Review	45
5.16	Determinations and Actions by the Board of Directors	45
5.17	Governing Law	46
5.18	Language	46
5.19	Counterparts	46
5.20	Severability	46
5.21	Effective Date	46
5.22	Time of the Essence	46

ii

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT is made as of the 24th day of April, 2013 between:

INTEROIL CORPORATION, a corporation incorporated pursuant to the Business Corporations Act (Yukon) (the "Corporation")

- and -

COMPUTERSHARE INVESTOR SERVICES INC., a trust company incorporated under the laws of Canada (the "Rights Agent").

WHEREAS:

A.	The Corporation and the Rights Agent entered into an initial shareholder rights plan agreement dated as of May 28, 2007, which was approved by the shareholders (the "Shareholders") of the Corporation at the annual and special meeting of Shareholders held on June 25, 2007, and which agreement was subsequently amended on June 25, 2010 (the "Original Shareholders Right Agreement") and ratified by the Shareholders at the annual and special meeting of Shareholders held on June 25, 2010.

B.	The Original Shareholder Rights Plan became effective on May 28, 2007 and shall expire on the Close of Business (as defined herein) on May 29, 2013.

C.	The Board of Directors of the Corporation, in the exercise of its fiduciary duties to the Corporation, has determined that it is advisable to continue to adopt a new shareholder rights plan (the "Rights Plan") to take effect immediately upon termination of the Original Shareholder Rights Plan (subject to ratification by the Shareholders at the next annual meeting of Shareholders) to maintain, without interruption, continuous rights plan and to ensure, to the extent possible, that: (i) all Shareholders are treated fairly in connection with any take-over offer for the Corporation and (ii) in the event of an unsolicited bid, to ensure that the Board of Directors is provided with a sufficient period of time to evaluate unsolicited Take-over Bids (as defined herein) and to explore and develop alternatives to maximize shareholder value.

D.	In order to implement the Rights Plan, the Board of Directors has:

(a)	authorized and declared a distribution of one right (a "Right") effective at the Close of Business (as defined herein) at the Record Time (as defined herein) in respect of each Common Share outstanding at the Close of Business at the Record Time;

(b)	authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined herein) and the Expiration Time (as defined herein); and

(c)	authorized the issuance of Rights Certificates (as defined herein) to holders of Rights pursuant to the terms and subject to the conditions set forth herein.

E.	Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein.

F.	The Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein.

G.	The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Rights Agent.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as set forth below.

Article 1
INTERPRETATION

1.1	Certain Definitions

For the purposes of this agreement, including the recitals hereto, the terms set forth below have the meanings indicated.

(a)	"Acquiring Person" means any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares, but does not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of one or any combination of:

(A)	a Common Share Reduction,

(B)	a Permitted Bid Acquisition,

(C)	an Exempt Acquisition,

(D)	a Pro Rata Acquisition, or

(E)	a Convertible Security Acquisition,

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Common Shares by reason of one or any combination of a Common Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisitions or a Convertible Security Acquisition, and such Person's Beneficial Ownership of Common Shares thereafter increases by more than an additional 1.0% of the number of Common Shares outstanding (other than pursuant to one or any combination of a Common Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition, a Convertible Security Acquisition), then, as of the date such Person becomes the Beneficial Owner of such additional Common Shares, such Person shall become an "Acquiring Person";

(iii)	for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on Clause 1.1(d)(iii)(B) where such disqualification results solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person, unless such disqualified Person during such 10 day period acquires more than 1.0% of the number of Common Shares then outstanding in addition to those Common Shares such disqualified Person already holds. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that such Person is making or intends to make a Take-over Bid, either alone or by acting jointly or in concert with another Person; or

(iv)	an underwriter or a member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities of the Corporation pursuant to an underwriting agreement with the Corporation;

(b)	"Affiliate", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c)	"Associate", when used to indicate a relationship with a specified Person, means a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person.

(d)	A Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i)	any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii)	any securities of which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on the condition or occurrence of a contingency either (A) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, other than: customary agreements with and between underwriters or banking groups or selling group members with respect to a distribution of securities by the Corporation (B), and pledges of securities in the ordinary course of the pledgee's business or (C) upon the exercise of any conversion, exchange or purchase right (other than the Rights) attaching to a Convertible Security;

(iii)	any securities that are Beneficially Owned within the meaning of Clauses 1.1(d)(i) or 1.1(d)(ii) by any other Person with which such Person is acting jointly or in concert.

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A)	where such security has been deposited or tendered pursuant to any Take-over Bid or where the holder of such security has agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-over Bid, in each case made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)	where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(f)(iii), holds such security provided that: (1) the ordinary business of any such Person (the "Investment Manager") includes the management of mutual funds or investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person or Persons (a "Client"); (2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an "Estate Account") or in relation to other accounts (each, an "Other Account") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts; (3) such Person (the "Plan Administrator") is the administrator or trustee of one or more Plans or pension funds and holds such security for the purposes of its activities as a Plan Administrator; (4) such Person is a pension plan or fund registered under the laws of Canada or any Province thereof or the laws of the United States of America (a "Plan") or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans or insurance plans of various public bodies; or (5) such Person is a Crown agent or agency (a "Crown Agent"); provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Plan Administrator, the Plan or the Crown Agent, as the case may be, is not then making and has not then announced an intention to make a Take-over Bid (other than an Offer to Acquire Common Shares or other securities by means of a distribution by the Corporation, by means of a Permitted Bid or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market), alone or by acting jointly or in concert with any other Person;

(C)	where such Person or any of such Person's Affiliates or Associates is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (3) a Plan with the same Plan Administrator as another Plan on whose account such administrator holds such security;

(D)	where such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the administrator of the Plan; or

(E)	where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository;

(e)	"Board of Directors" means the board of directors of the Corporation or any duly constituted and empowered committee thereof.

(f)	"Business Day" means any day, other than a Saturday or Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close.

(g)	"Close of Business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal transfer office of the transfer agent for the Common Shares in Toronto, Ontario (or after the Separation Time, the principal transfer office of the Rights Agent in Toronto, Ontario) is closed to the public.

(h)	"Closing Price" per security of any securities on any date of determination means:

(i)	the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal stock exchange or national securities quotation system on which such securities are listed or admitted to trading (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange or national securities quotation system, then such price or prices shall be determined based upon the stock exchange or quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year);

(ii)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system, then the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system or quoted by any such reporting system, then the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors, provided, however, that if for any reason none of such prices are available on such date, then the "Closing Price" per security of such securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities.

(i)	"Co-Rights Agents" has the meaning ascribed thereto in Subsection 4.1(a).

(j)	"Common Share Reduction" means an acquisition or redemption by the Corporation of Common Shares which, by reducing the number of Common Shares outstanding, increases the percentage of Common Shares Beneficially Owned by any Person to 20% or more of the Common Shares then outstanding.

(k)	"Common Shares" means the common shares in the share capital of the Corporation as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(l)	"Competing Permitted Bid" means a Take-over Bid that:

(i)	is made after another Permitted Bid (including another Competing Permitted Bid) has been made and prior to the expiry of such Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirement set forth in Subclause 1.1(cc)(ii)(A); and

(iii)	contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that no Common Shares shall be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on a date that is no earlier than the later of:

(A)	35 days after the date of the Take-over Bid constituting the Competing Permitted Bid, and

(B)	the earliest date on which Common Shares may be taken up or paid for under any other Permitted Bid that preceded the Competing Permitted Bid that is then in existence for the Common Shares.

(m)	"Controlled" means as follows:

(i)	a body corporate is "controlled" by another Person if:

(A)	securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person, and

(B)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; and

(ii)	a Person which is not a body corporate is "controlled" by another Person if more than 50% of the voting or equity interests of such Person are held, directly or indirectly, by or for the benefit of the other Person, and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

(n)	"Convertible Security" means a security convertible, exercisable or exchangeable into a Common Share, and a "Convertible Security Acquisition" shall mean an acquisition by a Person of Common Shares upon the exercise, conversion or exchange of a Convertible Security received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

(o)	"Disposition Date" has the meaning ascribed thereto in Subsection 5.1(d).

(p)	"Effective Date" means May 29, 2013.

(q)	"Election to Exercise" has the meaning ascribed thereto in Clause 2.2(d)(ii).

(r)	"Exempt Acquisition" means an acquisition of shares of the Corporation: (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to Subsections 5.1(b), (c) or (d), (ii) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval; or (iii) which is made as an intermediate step in a series of related transactions in connection with the acquisition by the Corporation or any of its Subsidiaries of a Person or assets, provided that the acquiror of such Common Shares distributes or is deemed to distribute such Common Shares to its securityholders within 10 Business Days of the completion of such acquisition and, following such distribution, no Person has become the Beneficial Owner of 20% or more of the Common Shares of the Corporation then outstanding.

(s)	"Exercise Price" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share;

(t)	"Expansion Factor" has the meaning ascribed thereto in Subclause 2.3(b)(iv)(A)(x).

(u)	"Expiration Time" means the earlier of: (i) the Termination Time; and (ii) the termination of the annual meeting of shareholders of the Corporation in the year 2016 (unless the term of this Agreement is extended beyond such date by resolution of the holders of Common Shares) or if the continued existence of this Agreement is ratified at such annual meeting by resolution passed by a majority of votes cast by holders of Common Shares voting as a group and Independent Shareholders voting as a group who vote in respect thereof in accordance with Subsection 5.15, shall mean the earlier of the Termination Time and the termination of the annual meeting of shareholders of the Corporation in 2019.

(v)	"Flip-in Event" means a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

(w)	"Holder" has the meaning ascribed thereto in Section 2.8.

(x)	"Independent Shareholders" means holders of outstanding Common Shares, other than any:

(i)	Acquiring Person;

(ii)	Offeror, other than a Person who at the relevant time is deemed not to Beneficially Own such Common Shares by reason of Clause 1.1(d)(iii)(B);

(iii)	Affiliate or Associate of such Acquiring Person or Offeror;

(iv)	Person acting jointly or in concert with such Acquiring Person or Offeror; or

(v)	any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which the Common Shares are to be voted or withheld from voting or direct whether or not the Common Shares are to be tendered to a Take-over Bid.

(y)	"Market Price" per security of any securities on any date of determination means the average of the daily Closing Prices per security of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date of determination; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused any Closing Price used to determine the Market Price on any Trading Day not to be fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination, each such Closing Price so used shall be appropriately adjusted in a mariner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination.

(z)	"Nominee" has the meaning ascribed thereto in Subsection 2.2(c).

(aa)	"Offer to Acquire" shall include:

(i)	an offer to purchase or a solicitation of an offer to sell, or a public announcement of an intention to make such an offer or solicitation; and

(ii)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(bb)	"Offeror" means a Person who has announced a current intention to make, or who is making, a Take-over Bid, but only so long as the Take-Over Bid so announced or made has not been withdrawn or terminated or has not expired. .

(cc)	"Permitted Bid" means a Take-over Bid made by an offeror by way of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares other than the Offeror; and

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

(A)	no Common Shares shall be taken up or paid for pursuant to the Take-over Bid: (i) prior to the Close of Business on a date which is not less than 60 days following the date of the Take-over Bid, and (ii) only if at the Close of Business on such date, more than 50% of the then outstanding Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and have not been withdrawn,

(B)	unless the Take-over Bid is withdrawn, Common Shares may be deposited pursuant to such Take-over Bid at any time prior to the Close of Business on the date of the first take-up of or payment for Common Shares,

(C)	any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for, and

(D)	if, at the Close of Business on the date on which the Common Shares may be taken up and paid for more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and have not been withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 Business Days from the date of such public announcement, provided that, should a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Common Shares made pursuant to such Permitted Bid shall not be a Permitted Bid Acquisition. The term Permitted Bid shall include a Competing Permitted Bid.

(dd)	"Permitted Bid Acquisition" means an acquisition of Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(ee)	"Permitted Lock-up Agreement" means an agreement between a Person and one or more holders of Common Shares (each, a "Locked-up Person") or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, not later than the first Business Day following the date of such agreement) pursuant to which each such Locked-up Person agrees to deposit or tender Common Shares to a Take-over Bid (the "Lock-up Bid") made or to be made by such Person or any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i)	the terms of such agreement are publicly disclosed and a copy of such agreement is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first Business Day following the date of such agreement;

(ii)	the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Common Shares to or not to withdraw such Common Shares from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Common Shares, in order to tender or deposit the Common Shares to another Take-over Bid or to support another transaction:

(A)	where the price or value of the consideration per Common Share offered under such other Take-over Bid or transaction:

(i)	is greater than the price or value of the consideration per Common Share at which the Locked-Up Person has agreed to deposit or tender Common Shares to the Lock-Up Bid; or

(ii)	exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value of the consideration per Common Share at which the Locked-Up Person has agreed to deposit or tender Common Shares to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Common Share at which the Locked-Up Person has agreed to deposit or tender Common Shares to the Lock-Up Bid; and

(B)	if the number of Common Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Common Shares held by Independent Shareholders, where the number of Common Shares to be purchased under such other Take-over Bid or transaction at a price or value per Common Share that is not less than the price or value per Common Share offered under the Lock-Up Bid:

(i)	is greater than the number of Common Shares that the Offeror has offered to purchase under the Lock-Up Bid; or

(ii)	exceeds by as much as or more than a specified number (the "Specified Number") the number of Common Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Common Shares offered to purchased under the Lock-Up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-Up Person's right to withdraw Common Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Common Shares during the period of the other Take-over Bid or transaction; and

(iii)	no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)	50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares previously tendered thereto in order to accept the other Take-over Bid or support another transaction.

(ff)	"Person" includes any individual, body corporate, firm, partnership, syndicate or other unincorporate association, trust, director, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation, or other incorporated or unincorporated organization, syndicate or other entity.

(gg)	"Privacy Laws" has the meaning attributed thereto in Section 4.6.

(hh)	"Pro Rata Acquisition" means an acquisition by a Person of Common Shares pursuant to:

(i)	any dividend reinvestment plan or share purchase plan of the Corporation made available to all holders of Common Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law);

(ii)	a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Common Shares on the same pro rata basis as all other holders of Common Shares of the same class or series;

(iii)	the acquisition or exercise of rights to purchase Common Shares distributed to all holders of Common Shares (other than holders resident in any jurisdiction where such distribution is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or

(iv)	a distribution of Common Shares or Convertible Securities made pursuant to a prospectus or by way of a private placement by the Corporation or a conversion or exchange of any Convertible Security,

provided, however, that such Person does not thereby acquire a greater percentage of Common Shares or of Convertible Securities so offered than such Person's percentage of Common Shares Beneficially Owned immediately prior to such acquisition.

(ii)	"Record Time" means the Close of Business on the Effective Date.

(jj)	"Redemption Price" has the meaning attributed thereto in Subsection 5.1(a).

(kk)	"Regular Periodic Cash Dividend" means cash dividends paid on the Common Shares at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed in the aggregate in any fiscal year, on a per share basis, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years divided by the arithmetic mean of the number of Common Shares outstanding as at the end of each of such fiscal years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year.

(ll)	"Right" means a right to purchase securities pursuant to the terms and subject to the conditions set forth in this Agreement.

(mm)	"Rights Certificate" means a certificate representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Schedule A.

(nn)	"Rights Plan" has the meaning set forth in the recitals hereto.

(oo)	"Rights Register" and "Rights Registrar" have the respective meanings ascribed thereto in Subsection 2.6(a).

(pp)	"Securities Act" means the Securities Act (Alberta), as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(qq)	"Separation Time" means, subject to Subsection 5.1(d), the Close of Business on the tenth Business Day (or such later Business Day as may be determined at any time or from time to time by the Board of Directors) after the earlier of:

(i)	the Share Acquisition Date;

(ii)	the date of the commencement of, or first public announcement or disclosure of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid); and

(iii)	the date on which a Permitted Bid ceases to qualify as a Permitted Bid,

provided; however, that if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, then such Take-over Bid shall be deemed, for purposes of this Subsection 1.1(rr) never to have been made, and, provided further, that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

(rr)	"Share Acquisition Date" means the first date of public announcement or disclosure by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person, which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of the Multilateral Instrument 62-104-Take Over Bids and Issuer Bids and Section 182.1 of the Securities Act or Section 13(d) of the U.S. Exchange Act announcing or disclosing such information.

(ss)	"Subsidiary" means a body corporate that is controlled by another Person.

(tt)	"Take-over Bid" means an Offer to Acquire Common Shares or Convertible Securities where the Common Shares subject to the Offer to Acquire, together with the Common Shares into or for which the securities subject to the Offer to Acquire are convertible or exchangeable and the Common Shares Beneficially Owned as at the date of the Offer to Acquire, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

(uu)	"Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.2.

(vv)	"Trading Day", when used with respect to any securities, means the day on which the principal United States stock exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any United States securities exchange, a Business Day.

(ww)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect, and any comparable or successor laws, rules or regulations thereto.

(xx)	"1933 Act" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder, and any comparable or successor laws, rules or regulations thereto.

(yy)	"YBCA" means the Business Corporations Act (Yukon), as amended, and any regulations thereunder and any comparable or successor laws or regulations thereto.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of United States, unless otherwise specified.

1.3	Number and Gender

Wherever the context will require, terms (including defined terms) used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4	Sections and Headings

The division of this Agreement into Articles, Sections, Subsections, clauses, subclauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms this "Agreement", "hereunder", "hereof" and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article, Section, Subsection, clause, subclause or Schedule or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, Subsections, clauses, subclauses and Schedules are to Articles, Sections, Subsections, clauses, subclauses and Schedules of or to this Agreement.

1.5	Statutory References

Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6	Determination of Percentage Ownership

The percentage of Common Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product (expressed as a percentage) determined by the formula:

100	x	A
B

where:

A	=	the aggregate number of votes for the election of all directors of the Corporation generally attaching to the Common Shares Beneficially Owned by such Person; and

B	=	the aggregate number of votes for the election of all directors of the Corporation generally attaching to all outstanding Common Shares.

Where any Person is deemed to Beneficially Own unissued Common Shares pursuant to Subsection 1.1(d), such Common Shares shall be deemed to be outstanding for the purpose of both A and B in the formula above.

1.7	Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person to acquire, or Offer to Acquire, any Common Shares or Convertible Securities (other than customary agreements with and between underwriters and banking group members or selling group members with respect to a distribution of securities of the Corporation and pledges of securities in the ordinary course of business.

1.8	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

Article 2

THE RIGHTS

2.1	Legend on Common Share Certificates

(a)	Effective at the Record Time, one Right for each Common Share shall be issued and Certificates representing the Common Shares (including without limitation Common Shares issued upon the conversion of Convertible Securities) issued after the later of (i) the Record Time and (ii) the date on which all required regulatory approvals required in respect of this Agreement have been received, but prior to the Close of Business on the earlier of (iii) the Separation Time and (iv) the Expiration Time, shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

"Until the earlier of Separation Time or the Expiration Time (as both terms are defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement, made as of April 24, 2013, as such agreement may from time to time be amended, restated, varied or replaced (the "Rights Agreement"), between InterOil Corporation and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive office of the Corporation and is available for viewing at www.sedar.com. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

(b)	Certificates representing Common Shares that are issued and outstanding at the later of, if any, the Record Time and the date on which all required regulatory approvals required, if any, in respect of this Agreement have been received, shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price as at the Business Day immediately preceding the day of exercise of the Right (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised, and the registration and transfer of the Rights shall be separate from and independent of Common Shares. Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than in either case a Person indicated by the Corporation in writing to be an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights as indicated by the Corporation in writing (a "Nominee")) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)	a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time or at the time of conversion, as applicable, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation, or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)	a disclosure statement prepared by the Corporation describing the Rights,

provided that a Nominee shall be sent the materials provided for in Clauses 2.2(c)(i) and 2.2(c)(ii) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person as indicated to the Rights Agent by the Corporation in writing. In order for the Corporation to determine whether any Person is holding Common Shares that are Beneficially Owned by another Person, the Corporation may require such first Person to provide such information and documentation as the Corporation deems necessary.

(d)	Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in Toronto, Ontario or any other office of the Rights Agent in cities designated from time to time for that purpose by the Corporation with the approval of the Rights Agent.

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise such Rights (an "Election to Exercise"), substantially in the form attached to the Rights Certificate, duly completed and executed in a manner acceptable to the Rights Agent; and

(iii)	payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate, accompanied by a duly completed and executed Election to Exercise, which does not indicate that such Right is null and void as provided by Subsection 3.1(b) and payment as set forth in Subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from the transfer agent of the Common Shares certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	after receipt of such Common Share certificates, deliver such certificates to, or to the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder in the Election to Exercise;

(iii)	when appropriate and pursuant to Section 5.5, requisition from the Corporation the amount of cash, if any, to be paid in lieu of issuing fractional Common Shares;

(iv)	when appropriate and pursuant to Section 5.5, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of such Rights Certificate; and

(v)	remit to the Corporation all payments received on exercise of the Rights.

For greater certainty, unless the Rights Agent shall have been notified in accordance with Subsection 2.3(o) thereof, it shall be entitled to assume that there has been no adjustment to the Exercise Price or the number of Rights.

(f)	If the holder of any Rights exercises less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Section 5.3) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon the exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)	take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the YBCA, the Securities Act, the U.S. Exchange Act, the 1933 Act and comparable legislation of each of the other provinces and territories of Canada and states of the United States of America, or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Common Shares upon exercise of the Rights;

(iii)	use reasonable efforts to cause all Common Shares issued upon exercise of the Rights to be listed on the principal stock exchanges on which the Common Shares are listed at that time;

(iv)	cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)	pay when due and payable, if applicable, any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (not in the nature of income, capital gains or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights Certificates or the issuance or delivery of certificates for Common Shares, in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)	after the Separation Time, except as permitted by Section 5.1 or Section 5.4 not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

(a)	The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Article 3.

(b)	In the event that the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on the Common Shares payable in Common Shares or Convertible Securities in respect thereof other than pursuant to any optional stock dividend plan;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Common Shares, except as otherwise provided in this Section 2.3,

then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon the exercise of Rights) shall be adjusted as follows:

(A)	if the Exercise Price and number of Rights outstanding are to be adjusted:

(x)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities of the Corporation) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof, and

(x)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the securities of the Corporation issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other security of the Corporation) will have exactly one Right associated with it, and

(B)	if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

Adjustments made pursuant to this Subsection 2.3(b) shall be made successively, whenever an event referred to in this Subsection 2.3(b) occurs.

(c)	If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any of its securities other than Common Shares in a transaction of a type described in Clauses 2.3(b)(i) or 2.3(b)(iv), or such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(d)	If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1.

(e)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in Subsection 2.3(b), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(f)	In the event the Corporation shall, at any time after the Record Time and prior to the Separation Time, fix a record date for issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction:

(A)	of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities (including the price required to be .paid to purchase such Convertible Securities)) would purchase at such Market Price per Common Share; and

(B)	of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

(i)	In case such subscription price is satisfied, in whole or in part, by consideration other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted in the manner contemplated above based on the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants.

(ii)	For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any dividend or interest reinvestment plan or any share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation or the investment of periodic optional payments or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants by the Corporation) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment or share purchase plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(g)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or rights, options or warrants to purchase Common Shares (or Convertible Securities in respect of Common Shares), the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, evidences of indebtedness, cash, assets, rights, options or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

(h)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Subsection 2.3(b); and

(ii)	the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Subsections 2.3(f) or 2.3(g), subject to readjustment to reverse the same if such distribution shall not be made.

(i)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such shares, or Convertible Securities in respect of any such shares, in a transaction referred to in any of Clauses 2.3(b)(i) to 2.3(b)(iv), inclusive, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(b), 2.3(f) and 2.3(g) in connection with such transaction will not appropriately protect the interests of the holders of Rights, then the Board of Directors may from time to time, but subject to obtaining the prior approval of the holders of the Rights obtained as set forth in Section 5.4, determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(b), 2.3(f) and 2.3(g), such adjustments, rather than the adjustments contemplated by Subsections 2.3(b), 2.3(f) and 2.3(g), shall be made upon the Board of Directors providing written certification thereof to the Rights Agent as set forth in Subsection 2.3(o). The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(j)	Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(j) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent or the nearest ten-thousand of a share.

(k)	All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(l)	In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(m)	Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any:

(i)	subdivision or consolidation of the Common Shares;

(ii)	issuance (wholly or in part) for cash of any Common Shares or securities that by their terms are exchangeable for or convertible into Common Shares;

(iii)	dividends of securities; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

shall not be taxable to such shareholders.

(n)	Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates thereto for and thereafter issued may continue to represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

(o)	Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy; and

(iii)	cause notice of the particulars of such adjustment to be given to the holders of the Rights by way of press release or by such other means as the Corporation may determine.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other Securities if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Section 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such Common Shares on, and such certificate shall be dated, the next Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)	The Rights Certificates shall be executed on behalf of the Corporation by any two officers or directors of the Corporation. The signature of any of these officers or directors on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at the relevant time the proper officers or directors of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)	Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates to the holders of the Rights pursuant to Section 2.2. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

(a)	After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)	After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsections 2.6(d) and 3.1(b), the Corporation will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized, in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) in connection therewith.

2.7	Mutilated, Lost, Stolen and Destroyed Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and, upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10	Agreement of Rights Holders

Each holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that, after the Separation Time, the Rights certificates will be transferable only on the Rights Register as provided herein;

(d)	that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived its right to receive any fractional Rights or any fractional Common Shares or other securities upon exercise of a Right (except as provided herein);

(f)	that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Common Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective; and

(g)	notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Exclusion of Warranty by Rights Agent

(a)	The Rights Agent shall have no obligation under this Agreement to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Rights or Common Shares issuable upon the exercise thereof. The Rights Agent shall be entitled to process all proffered transfers and exercises of Rights upon the presumption that such transfers or exercises are permissible pursuant to all applicable laws and regulatory requirements.

(b)	The Rights Agent may assume for the purposes of this Agreement that any address on the Register is the holder's actual address and is determinative as to residency and that the address of any transferee to whom any Rights are to be registered, as shown on the transfer document, is the transferee's residency.

(c)	The Rights Agent shall have no obligation to ensure that the legends appearing on the Rights Certificates or Common Shares comply with the regulatory requirements or securities laws of any applicable jurisdiction.

Article 3

ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event

(a)	Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event occurs, effective at the Close of Business on the tenth Trading Day after the Share Acquisition Date or such longer period as may be required to satisfy the requirements of the Securities Act and the applicable securities acts or comparable legislation on each of the provinces and territories of Canada and the applicable federal and state securities laws of the United States, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Share Acquisition Date, by:

(i)	an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such other Person; or

(ii)	a transferee or other successor in title, direct or indirect, of an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person (or any Affiliate or Associate of any such Person so acting jointly and in concert), in a transfer of Rights occurring subsequent to the Acquiring Person becoming such, shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and, further, shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1(b) and such Rights shall become null and void.

(c)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of Clauses 3.1(b)(i) or 3.1(b)(ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void or shall be void in the circumstances specified in Subsection 3.1(b) of the Rights Agreement."

The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided to do so.

3.2	Fiduciary Duties of the Board of Directors

For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the members of the Board of Directors to exercise their respective fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Common Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

Article 4

THE RIGHTS AGENT

4.1	General

(a)	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-rights agents ("Co-Rights Agents") as it may deem necessary or desirable, subject to the prior approval of the Rights Agent and Co-Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonably incurred expenses and other disbursements in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including fees and disbursements of counsel and other experts consulted by the Rights Agent pursuant to Subsection 4.3(a). The Corporation also agrees to indemnify the Rights Agent and each of its directors, officers, employees, agents and shareholders for, and to hold each of them harmless against, any loss, liability, cost, claim, action, damage, suit or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including without limitation the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement. In the event of any disagreement arising regarding the terms of this Agreement the Rights Agent shall be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by written agreement amongst the parties to this Agreement or by a court of competent jurisdiction.

(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)	The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2	Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

(a)	Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of certificates of Common Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent may reasonably consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

(b)	Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer or the Secretary or Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent will not be liable hereunder except for losses caused principally and directly by its negligence, bad faith or wilful misconduct.

(d)	The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares, or the Rights Certificates (except its countersignature thereof which countersignature shall not be construed as a representation or warranty by the Rights Agent as to the validity of this Agreement or the Rights Certificate(s), except the due certification thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)	The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate, or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) or any adjustment required under the provisions of Section 2.3 or responsible for the manner, method or amount of any such adjustment, nor will it be responsible for the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment or any written notice from the Corporation or any holder that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to any Common Shares, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable.

(f)	The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)	The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, or the Secretary or Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing to the Rights Agent as soon as reasonably practicable after the giving of such instructions.

(h)	The Rights Agent and any shareholder or director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)	The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement by giving 60 days prior written notice (or such lesser notice as is acceptable to the Corporation) to the Corporation, to each transfer agent of Common Shares and to the holders of the Rights, all in accordance with Section 5.9 and at the expense of the Corporation. The Corporation may remove the Rights Agent by giving 30 days prior written notice to the Rights Agent, to each transfer agent of the Common Shares and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection of the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for, at the expense of the Corporation, the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in the Provinces of Ontario or Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receiving all amounts owing to it hereunder (unless otherwise agreed by the Rights Agent), shall deliver and transfer to the successor Rights Agent, upon receipt of all outstanding fees and expenses owning by the Corporation to the Rights Agent, any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

4.5	Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act under this Agreement if, due to a lack of information or for any other reason whatsoever, the Rights Agent, in its sole judgment, determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' prior written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

4.6	Compliance with Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

Article 5

MISCELLANEOUS

5.1	Redemption and Waiver

(a)	The Board of Directors acting in good faith may, with the prior consent of the holders of Common Shares or of the holders of Rights given in accordance with Subsection 5.1(i) or (j), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b)	The Board of Directors acting in good faith may, with the prior consent of the holders of Common Shares given in accordance with Subsection 5.1(i), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in Subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such waiver.

(c)	The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by way of take-over bid circular sent to all holders of Common Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(d)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(c), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Common Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(c).

(d)	Notwithstanding the provisions of Subsections 5.1(b) and (c) hereof, the Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and in the event such waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(d) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Common Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

(e)	The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person which has made a Permitted Bid, a Competing Permitted Bid, a Take-over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to Subsection 5.1(c), the application of Section 3.1, takes up and pays for Common Shares in connection with such Permitted Bid, Competing Permitted Bid or Take-over bid, as the case may be.

(f)	Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(g)	If the Board of Directors elects or is deemed to have elected to redeem the Rights and, in circumstances in which Subsection 5.1(a) is applicable, such redemption is approved by the holders of Common Shares or the holders of Rights in accordance with Subsection 5.1(i) or (j), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)	Within 10 Business Days after the Board of Directors elects, or is deemed to elect, to redeem the Rights or, if Subsection 5.1(a) is applicable, within 10 Business Days after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with Subsection 5.1(i) or (j), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice that is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(i)	If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Common Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws.

(j)	If a redemption of Rights pursuant to Subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the YBCA with respect to meetings of shareholders of the Corporation.

(k)	The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2	Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except in respect of any right to receive cash, securities or other property which has accrued at the Expiration Time and except the Rights Agent as specified in Section 4.1.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)	The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)	Subject to Subsection 5.4(a), the Corporation may, prior to the date of the shareholders' meeting referred to in Section 5.15, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of the Rights generally) without the approval of any holders of Rights or Common Shares in order to make any changes that the Board of Directors acting in good faith may consider necessary or desirable, provided, however, that:

(i)	pursuant to Section 5.15, the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement, as may be amended pursuant to this Subsection 5.4(b), to the holders of Common Shares for their consideration and, if thought desirable, approval; and

(ii)	if such resolution is:

(A)	approved by the holders of Common Shares voting as a group and the Independent Shareholders voting as a group in accordance with Subsection 5.15, the amendments made pursuant to this Subsection 5.4(b) shall become effective immediately from and after the termination of the meeting of shareholders of the Corporation; or

(B)	not approved by the holders of Common Shares voting as a group and the Independent Shareholders voting as a group in accordance with Subsection 5.15, the amendments shall not become effective immediately from and after the termination of the meeting and, in accordance with Subsection 5.15, the Board of Directors shall, immediately upon the confirmation of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights at the Redemption Price.

(c)	Subject to Subsection 5.4(a), the Corporation may, with the prior approval of the holders of Common Shares and the Independent Shareholders obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been obtained if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast in respect thereof by:

(i)	the holders of Common Shares voting as a group; and

(ii)	the Independent Shareholders voting as a group,

present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws, the YBCA and the Corporation's by-laws.

(d)	Subject to Subsection 5.4(a), the Corporation may, with the prior approval of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 (or any other provision relating specifically to the rights or duties of the Rights Agent) except with the written concurrence of the Rights Agent thereto.

(e)	Any approval of the holders of Rights shall be deemed to have been obtained if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the YBCA with respect to meetings of shareholders of the Corporation.

(f)	Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) that are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder shall:

(i)	if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(c), confirm or reject such amendment; or

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(e), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, it shall cease to be effective from and after the termination of the meeting (or any adjournment of such meeting) at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Shares

(a)	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, in lieu of such fractional Rights, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right.

(b)	The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates that evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

(c)	The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Subsection 2.2(e).

5.6	Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7	Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.10) or to receive dividends or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8	Notice of Proposed Actions

In case the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Corporation.

5.9	Notices

Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Corporation will be sufficiently given or made and shall be deemed to be received if delivered or sent by first-class mail, postage prepaid, or by facsimile machine or other means of printed telecommunication, charges prepaid and confirmed in writing by mail or delivery, addressed (until another address is filed in writing with the Rights Agent or the Corporation, as applicable), as follows:

(a)	if to the Corporation:

InterOil Corporation
25025 Interstate 45 North
Suite 420
The Woodlands, Texas 77387-8727
U.S.A.

Attention:	Chief Executive Officer
Facsimile No.:	(281) 292-0888
with a copy to InterOil Corporation
Attention:	General Counsel
Email:	geoff.applegate@interoil.com

(b)	if to the Rights Agent:

Computershare Investor Services Inc.
10 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1

	Attention:	General Manager, Client Services
	Facsimile No.:	(416) 981-9800

(c)	if to the holder of any Rights, to the address of such holder as it appears on the Rights Register or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares.

Any notice which is mailed or sent or delivered in the manner herein provided for shall be deemed given and received whether or not the holder receives the notice.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation, or any other Person the securities of which are purchasable upon exercise of Rights, fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement, shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt security) of the Corporation upon the exercise of Rights and any amendment to this Agreement shall be subject to the applicable prior consent of the stock exchanges on which the Corporation is from time to time listed.

Unless provided with written notice to the contrary, the Rights Agent is entitled to assume that all such necessary consents and approvals have been obtained.

5.12	Declaration as to Non-Canadian and Non-United States Holders

If in the opinion of the Board of Directors, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.13	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.14	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.15	Shareholder Review

At or prior to the each annual meeting of shareholders of the Corporation immediately following the Effective Date and in the year 2016, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement, as may be amended pursuant to subsection 5.4, to the holders of Common Shares for their consideration and, if thought advisable, approval. Such approval shall be obtained if a majority of the votes cast by the holders of Common Shares voting as a group and the Independent Shareholders voting as a group who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, as maybe amended pursuant to subsection 5.4 and, unless such approval is obtained, then the Board of Directors shall, immediately upon the confirmation of the result of the votes on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations, interpretations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith:

(a)	may be relied upon by the Rights Agent (and in the case of reliance by the Rights Agent, the good faith of the Board of Directors shall be presumed); and

(b)	shall not subject the Board of Directors to any liability to the holders of the Rights or to any other parties.

5.17	Governing Law

This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.18	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui śy rattachent ou qui en coulent soient rédiges en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

5.19	Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.20	Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective only to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.21	Effective Date

This Agreement is effective as of and from the Record Time, subject to receipt of all required regulatory approvals, if any. If the Rights Plan is not confirmed by resolution passed by a majority of the votes cast by holders of common shares voting as a group and by the Independent Shareholders voting as a group who vote in respect of such Rights Plan at a meeting to be held not later than six months from the date of this Agreement, then this Agreement and any outstanding Rights shall be of no further force and effect.

5.22	Time of the Essence

Time shall be of the essence hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed effective the 24th day of April, 2013.

INTEROIL CORPORATION

By:

By:

COMPUTERSHARE INVESTOR SERVICES INC.

By:

By:

SCHEDULE A

to a Shareholder Rights Plan Agreement made as of April 24th, 2013, between InterOil Corporation and Computershare Investor Services Inc.

INTEROIL CORPORATION

Shareholder Rights Plan Agreement

[Form of Rights Certificate]

Certificate No. _____	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, AND TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF SUCH AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, CERTAIN RELATED PARTIES OF AN ACQUIRING PERSON OR A TRANSFEREE OF AN ACQUIRING PERSON OR ANY SUCH RELATED PARTIES WILL BECOME VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that ________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of April 24th, 2013, as such agreement may from time to time be amended, restated, varied or replaced (the "Rights Agreement") between InterOil Corporation, a Yukon corporation, (the "Corporation") and Computershare Investor Services Inc., a trust company incorporated under the laws of the Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed and submitted, to the Rights Agent at its principal office in Toronto, Ontario. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be three times the Monnet Price (as such term is defined in the Rights Agreement) per Right (payable in cash, certified cheque or money order payable to the order of the Corporation).

The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holder of the Rights Certificates. By acceptance hereof, the holder is deemed to accept, and agrees to be bound by the terms of the Rights Agreement. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent in Toronto, Ontario may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may be adjusted so as to entitle the registered holder thereof to purchase or receive securities or shares in the capital of the Corporation other than Common Shares or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement. The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.00001 per Right subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of any meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

A - 2

This Rights Certificate shall not be valid for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the signature of the proper officers of the Corporation.

Date: _________________

INTEROIL CORPORATION

By:

By:

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

By:

A - 3

FORM OF ELECTION TO EXERCISE

INTEROIL CORPORATION

The undersigned hereby irrevocably elects to exercise _______________ whole Rights represented by this Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of and delivered to:

Rights Certificate No.

Name

Address

City and Province

Social Insurance No. or other taxpayer identification numbers

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name

Address

City and Province

Social Insurance No. or other taxpayer identification numbers

Date:
Signature

Written Signature Guaranteed	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed: (Signature must correspond to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member firm of a recognized stock exchange in Canada or a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the holder if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

Signature

NOTICE

In the event that the certifications set forth above in the Form of Election to Exercise and Assignment are not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Date:	Signature:

Written Signature Guaranteed	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed: (Signature must correspond to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member firm of a recognized stock exchange in Canada or a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

Signature

(Please print name below signature)

NOTICE

In the event that the certifications set forth above in the Form of Election to Exercise and Assignment are not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.